Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors

HomeStreet, Inc. and subsidiaries:

We consent to the use of our report included herein and to the reference to our firm under the heading “Experts” in the prospectus.

Our audit report dated April 29, 2011 refers to the Company’s election to carry mortgage servicing rights related to single family loans at fair value, and to carry single family residential mortgage loans held for sale using the fair value option.

Our audit report dated April 29, 2011 contains an explanatory paragraph that states on May 18, 2009, the Company entered into a Stipulation and Consent to the Issuance of an Order to Cease and Desist with the Office of Thrift Supervision and on May 8, 2009, the Company’s banking subsidiary (the Bank) entered into a Stipulation and Consent to the Issuance of an Order to Cease and Desist (the Bank Order) with the Federal Deposit Insurance Corporation and the Washington Department of Financial Institutions. The Bank Order restricts certain operations and required the Bank to, among other things, achieve specified regulatory capital ratios. The Bank failed to achieve the required regulatory capital ratios in the time period required and is, therefore, not in compliance with the Bank Order. The failure of the Bank to comply with the Bank Order and the possibility of additional regulatory restrictions and actions, including placing the Bank in receivership, raises substantial doubt about the Company’s ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ KPMG LLP

Seattle, Washington

February 6, 2012